Exhibit 99.1

Contact: Robert Lentz

              (614) 439-6006

SCI Engineered Materials, Inc. Reports

2024 Third Quarter and Year-to-Date Results

COLUMBUS, Ohio (November 1, 2024) SCI Engineered Materials, Inc. (“SCI”) (SCIA: OTCQB), today reported financial results for the three months and nine months ended September 30, 2024.

Jeremy Young, President and Chief Executive Officer, commented “We achieved stable order volume throughout the first nine months of this year despite signs of slower economic activity. The 2024 third quarter revenue was impacted by a decline in the cost of a key raw material before it began to recover during late September. As the Company adapted to these developments, we also added new customers in our target markets. SCI’s financial condition remains strong including $7.6 million of cash and equivalents plus approximately $2 million of investment in marketable securities on September 30, 2024.”

Revenue

Volume was similar for the 2024 year-to-date period compared to 2023. Revenue for the nine months ended September 30, 2024, was $17,819,042 versus $20,954,960 in 2023. For the third quarter of 2024, revenue decreased to $3,883,237 compared to $7,700,123 a year ago. Lower cost of a key raw material impacted revenue for both periods in 2024, especially in the third quarter of this year.

Gross profit

Gross profit declined slightly to $3,883,348 for the 2024 year-to-date period from $3,964,870 for the same period last year. For the 2024 third quarter, gross profit was $1,089,293 compared to $1,386,663 the prior year. The Company’s gross profit margin benefited from lower material costs for the nine months and third quarter ended September 30, 2024, versus a year ago.

Operating expenses

Operating expenses (general and administrative, research & development, and marketing and sales) were $2,320,771 for the nine months ended September 30, 2024, compared to $2,015,617 last year. The Company’s operating expenses for the 2024 third quarter were $730,182 versus $676,454 a year ago. Increased compensation and benefit expenses, which included increased staff, investments in information technology and cybersecurity, plus ongoing costs related to research and development initiatives were key factors that contributed to the 2024 year-to-date and third quarter increases.

Net interest income

Net interest income increased 50% to $290,908 for the first nine months of 2024 from $194,143 for the same period last year. For the 2024 third quarter, net interest income increased 32% to $107,391 from $81,252 a year ago. Both periods in 2024 benefited from an increase in interest rates due to the Company’s higher cash balances and approximately $2.0 million of investments in marketable securities.

Income taxes

Income tax expense was $421,077 for the 2024 year-to-date period compared to $515,233 the prior year. The Company’s effective tax rate was 22.7% for the nine months ended September 30, 2024, versus 24.0% last year. Income tax expense for the third quarter of 2024 declined to $105,924 from $212,677 a year ago. The effective tax rate for the third quarter of 2024 and 2023 was 22.7% and 26.9%, respectively,

Net income

Net income was $1,432,408, or $0.31 per diluted share, for the first nine months of 2024 compared to $1,628,163, or $0.36 per diluted share, the prior year. For the 2024 third quarter, net income was $360,578, or $0.08 per diluted share, versus $578,784, or $0.13 per diluted share, in 2023. Higher net interest income and lower income tax expenses were offset by lower gross profit and higher operating expenses for both periods in 2024 compared to last year.

Cash and cash equivalents

Cash and cash equivalents were $7,656,046 on September 30, 2024, compared to $5,673,994 on December 31, 2023, an increase of 35%. Additionally, there was $2,008,478 of investment in marketable securities on September 30, 2024, versus $1,994,478 at year-end 2023.

Debt outstanding

The Company had no debt outstanding on September 30, 2024, following a finance lease payment during the 2024 third quarter. There was $49,149 of total debt outstanding on December 31, 2023.

About SCI Engineered Materials, Inc.

SCI Engineered Materials is a global supplier and manufacturer of advanced materials for PVD thin film applications who works closely with end users and OEMs to develop innovative, customized solutions. Additional information is available at www.sciengineeredmaterials.com or follow SCI Engineered Materials, Inc. at:

https://www.linkedin.com/company/sci-engineered-materials.-inc https://www.facebook.com/sciengineeredmaterials/

 https://x.com/SciMaterials

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but are not limited to, all statements regarding intent, beliefs, expectations, projections, customer guidance, forecasts, plans of the Company and its management. These forward-looking statements involve numerous risks and uncertainties, including without limitation, other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings, including the Company's Annual Report on Form 10-K for the year ended December 31, 2023. One or more of these factors have affected and could affect the Company's projections in the future. Therefore, there can be no assurances that the forward-looking statements included in this press release will prove to be accurate. Due to the significant uncertainties in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company, or any other persons, that the objectives and plans of the Company will be achieved. All forward-looking statements made in this press release are based on information presently available to the management of the Company. The Company assumes no obligation to update any forward-looking statements.

SCI ENGINEERED MATERIALS, INC.

BALANCE SHEETS

	September 30,	December 31,
	2024	2023
ASSETS	(UNAUDITED)
Current Assets
Cash and cash equivalents	$7,656,046	$5,673,994
Investments - marketable securities, short term	509,478	1,000,000
Accounts receivable, less allowance for doubtful accounts	1,015,680	910,647
Inventories	1,790,209	4,654,398
Prepaid purchase orders and expenses	593,446	1,338,438
Total current assets	11,564,859	13,577,477

Property and Equipment, at cost	9,818,388	9,603,316
Less accumulated depreciation and amortization	(7,553,523)	(7,359,310)
Property and equipment, net	2,264,865	2,244,006

Other Assets
Investments, net - marketable securities, long term	1,499,000	994,478
Right of use asset, net	1,267,242	592,170
Other assets	67,627	78,289
Total other assets	2,833,869	1,664,937
TOTAL ASSETS	$16,663,593	$17,486,420

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Short term debt	$-	$49,149
Operating lease, short term	160,728	111,193
Accounts payable	540,794	385,489
Customer deposits	1,735,251	4,871,035
Accrued expenses	576,932	527,595
Total current liabilities	3,013,705	5,944,461

Deferred tax liability	84,934	69,846
Operating lease, long term	1,108,533	492,080
Total liabilities	4,207,172	6,506,387

Total shareholders' equity	12,456,421	10,980,033
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$16,663,593	$17,486,420

SCI ENGINEERED MATERIALS, INC.

STATEMENTS OF INCOME

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(UNAUDITED)

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2024	2023	2024	2023

Revenue	$3,883,237	$7,700,123	$17,819,042	$20,954,960
Cost of revenue	2,793,944	6,313,460	13,935,694	16,990,090
Gross profit	1,089,293	1,386,663	3,883,348	3,964,870
General and administrative expense	476,572	433,656	1,426,406	1,285,152
Research and development expense	130,014	121,554	489,879	372,407
Marketing and sales expense	123,596	121,244	404,486	358,058
Income from operations	359,111	710,209	1,562,577	1,949,253
Interest income, net	107,391	81,252	290,908	194,143
Income before provision for income taxes	466,502	791,461	1,853,485	2,143,396
Income tax expense	105,924	212,677	421,077	515,233
NET INCOME	$360,578	$578,784	$1,432,408	$1,628,163
Earnings per share - basic and diluted
Income per common share
Basic	$0.08	$0.13	$0.32	$0.36
Diluted	$0.08	$0.13	$0.31	$0.36
Weighted average shares outstanding
Basic	4,564,259	4,530,207	4,546,269	4,528,524
Diluted	4,568,863	4,561,708	4,550,820	4,559,208

SCI ENGINEERED MATERIALS, INC.

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(UNAUDITED)

	2024	2023
CASH PROVIDED BY (USED IN):
Operating activities	$2,410,129	2,328,558
Investing activities	(378,928)	(402,573)
Financing activities	(49,149)	(75,338)
NET INCREASE IN CASH	1,982,052	1,850,647

CASH - Beginning of period	5,673,994	3,947,966

CASH - End of period	$7,656,046	$5,798,613